Filed by Longview Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Longview Acquisition Corp. II

Commission File No. 001-40242

Date: July 15, 2021

All - Hands July 2021 2

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Disclaimers

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Longview Acquisition Corp. II ("Longview") intends to file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "Registration Statement"), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Longview's common stock in connection with Longview's solicitation of proxies for the vote by Longview's stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Longview to be issued in the Business Combination. Longview's stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Longview and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Longview as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

Longview and its directors and executive officers may be deemed participants in the solicitation of proxies from Longview's stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Longview will be contained in the Registration Statement for the Business Combination, when available, and will be available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

HeartFlow Holding, Inc. ("HeartFlow") and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Longview in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

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Disclaimers (cont.)

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Longview's and HeartFlow's actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Longview's and HeartFlow's expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Longview's and HeartFlow's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and HeartFlow prior to the Business Combination, and New HeartFlow following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and HeartFlow or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and HeartFlow following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company's Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (8) the success, cost and timing of HeartFlow's and the combined company's product development activities; (9) the inability of HeartFlow or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (10) the inability of HeartFlow or the combined company to identify, in-license or acquire additional technology; (11) the inability of HeartFlow or the combined company to maintain HeartFlow's existing license, manufacturing, supply and distribution agreements; (12) the inability of HeartFlow or the combined company to compete with other companies currently marketing or engaged in the development of treatments for the indications that HeartFlow is currently pursuing for its product candidates; (13) the size and growth potential of the markets for HeartFlow's and the combined company's products and services, and each of their ability to serve those markets, either alone or in partnership with others; (14) the pricing of HeartFlow's and the combined company's products and services and reimbursement for medical procedures conducted using HeartFlow's and the combined company's products and services; (15) HeartFlow's and the combined company's estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (16) HeartFlow's and the combined company's financial performance; and (17) the impact of COVID-19 on HeartFlow's business and/or the ability of the parties to complete the Business Combination; and (18) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under "Risk Factors" in the Registration Statement, and in Longview's other filings with the SEC.

Longview cautions that the foregoing list of factors is not exclusive. Longview cautions investors not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Longview does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

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• Announcement John Stevens • Longview Introduction Larry Robbins • Board of Directors Perspective Bill Weldon • Becoming a Public Company Nicky Espinosa • Stock Options, Material Non - Public Information & Insider Trading • Policies • Questions All Agenda 6

• Today, HeartFlow agreed to key terms of a potential business combination with Longview Acquisition Corp. II • This is an incredibly strong investor validation of the growth potential for our organization About the Transaction • The business combination will support HeartFlow’s vision of delivering the most comprehensive, integrated, non - invasive solution to help physicians deliver precise diagnoses and optimize treatment for their patients with coronary artery disease • Upon closing, the combined company will operate as the HeartFlow Group, Inc. and is expected to be listed on NYSE under the ticker “HFLO” • The business combination will provide the combined company with growth capital necessary to continue the growth of the business and, ultimately, serve more patients HeartFlow to Become a Publicly Listed Company 7

Driven by a Mission to Improve Cardiovascular Care for Patients, Physicians, Providers and Payers 8 1 2

• Announcement John Stevens • Longview Introduction Larry Robbins • Board of Directors Perspective Bill Weldon • Becoming a Public Company Nicky Espinosa • Stock Options, Material Non - Public Information & Insider Trading • Policies • Questions All Agenda 9

• Longview is sponsored by an affiliate of Glenview Capital Management, a registered investment adviser • Glenview brings extensive public market experience in the healthcare industry with a long - term orientation across provider, payer, distributor and medical product companies • Culture of Suggestivism has created shareholder value and lasting bonds Investment Professionals with Significant Knowledge and Experience 21 st Year Managing Funds Meaningful LT Outperformance vs. S&P 500 13 Years Average Tenure of Senior Management Extensive C - Level Corporate Contacts 13 Company Stocks Held for 10+ Years 300+ Industry Experts Assist in the Creation of Proprietary Research Larry Robbins – Chairman, Longview Acquisition Corp. II Mark Horowitz – CFO, Longview Acquisition Corp. II John Rodin – CEO, Longview Acquisition Corp. II Lee Hathaway – Partner, Co - Head of Healthcare, Glenview Capital Management Our New Partners 10

• Address a Significant, Unmet Medical Need • Heart disease is #1 cause of death • Largest component of chronic health spend • Current imaging standard of care is fundamentally flawed • Proprietary, Innovative Technology With Significant Intellectual Property Portfolio • 400+ issued patents worldwide • Highest cardio diagnostic accuracy driven by big data analytics • More for Less – Clinical Benefit and Systemic Cost Reduction Broadly Cited • 425+ peer - reviewed publications, included in clinical practice guidelines • FDA clearance, CE Mark, Japan PMDA Approval • US coding, coverage and payment established, Medicare + 96% of commercial payers • Highly Attractive Business Model • SaaS model combining fee - per - analysis and subscription • Developing integrated, cloud - based heart care tech product suite • Compelling Investment Driven By a Significant Growth Opportunity and Reasonable Valuation • Opportunity within $50B TAM to move from a “fraction of a fraction” of testing today to a “majority of a majority” with a more robust standard of care • Brought public at 11.6x EV / 2023E Revenue for premier precision healthcare growth asset HeartFlow Met Every Longview Criteria 11 60+ targets reviewed Extensive diligence focused on 2 premier targets 1 optimal partner     

• Announcement John Stevens • Longview Introduction Larry Robbins • Board of Directors Perspective Bill Weldon • Becoming a Public Company Nicky Espinosa • Stock Options, Material Non - Public Information & Insider Trading • Policies • Questions All Agenda 12

• Announcement John Stevens • Longview Introduction Larry Robbins • Board of Directors Perspective Bill Weldon • Becoming a Public Company Nicky Espinosa • Stock Options, Material Non - Public Information & Insider Trading • Policies • Questions All Agenda 13

Becoming a Public Company 14

What is a “SPAC” Merger Special - purpose acquisition company (“SPAC”) • A SPAC is an investment fund, sometimes referred to as a “shell” or “blank check” company, that becomes publicly - traded with the intention of merging with or acquiring a company • SPACs initially go through the IPO process, offering shares to investors. Typically, IPO proceeds are held in trust while the SPAC seeks an M&A target • A SPAC merger enables a private company to merge with an entity that's already public rather than filing all the paperwork associated with an IPO, which can be very lengthy • The combined entity typically takes the name of the acquired company with its own operations, often changing its ticker symbol to reflect the new name Examples of companies that have gone public through a SPAC merger • SOC Telemed (NASDAQ: “TLMD”) – Merged with Healthcare Merger Corp. • AdaptHealth (NASDAQ: “AHCO”) - Merged with DFB Healthcare Acquisitions Corp. • Butterfly Network (NYSE: “BFLY”) - Merged with Longview Acquisition Corp. I 15

What This Means to You & Our Business What this will mean for us… • There are no planned executive, team, or reporting structure changes • Your responsibilities, projects, and initiatives are unchanged • There will be significant external interest around HeartFlow and our future growth • HeartFlow is now under heavy scrutiny from the SEC to ensure our marketing is compliant with securities laws Benefits for HeartFlow • Transitioning to become a public company is an exciting corporate milestone and represents the beginning of our next growth phase • Capital: The business combination will provide cash proceeds to HeartFlow’s balance sheet, catalyzing organic and inorganic growth initiatives to drive our mission 16

Public Company Timeline June LOI accepted, legal and comms materials prepared July 15 Announce Business Combination Longview files S - 4 with SEC SPAC Shareholder approval (Q4) Deal Close Quiet period & SEC scrutiny intensifies SEC scrutiny intensifies Apr/May Select Bankers & Identify SPAC Target Begin trading 17 +3 - 4 months (Q4)

SEC Scrutiny & Regulations Increase on the Path to Becoming Public Communications are scrutinized: • Wall Street – analysts, investors, consultants, etc. • Media • Customers Policies will be distributed and go into effect upon completion of merger • Insider trading & material non - public information (MNPI) • Regulation fair disclosure (Reg FD) • Disclosure policy • Internal corporate communications • Trading windows • Code of ethics (already in place at HeartFlow) 18

SPAC Merger – Do’s and Don’ts ⛔ DO NOT speak to media or analysts on behalf of HeartFlow ⛔ DO NOT speculate or respond to rumors ⛔ DO NOT discuss the company’s growth or suggest that the stock is a good investment ⛔ DO NOT discuss financial metrics, sales metrics, and important customer metrics of any sort ⛔ DO NOT give anyone (including customers) material information that is not publicly available – typically already disclosed via press release or S - 4 proxy filing ⛔ DO NOT trade Longview stock ✅ DO refer to the FAQs document for responses to questions ✅ DO talk to friends, family, and customers about how hard everyone has worked and what a great milestone it is in the company’s history ✅ DO pass requests for information to investors@heartflow.com ✅ DO contact Nicky Espinosa if you think you may have accidentally made a company - related statement ✅ DO remain focused on your day - to - day responsibilities ✅ DO repost / share social media posts from the HeartFlow channel without additional commentary Don’ts Do’s

Stock Options, Material Non - Public Information & Insider Trading 20

21 Stock Options ● Your existing HeartFlow stock options will become options of the SPAC once the transaction closes, under the same terms and vesting schedules ● Number of shares you will receive (and the applicable strike price) will be based on an exchange ratio calculated at closing ● You do not need to exercise your options right now as your existing stock options will convert automatically into options of the SPAC at the closing of the transaction ● As always, you may elect to exercise your options after your options have vested, subject to the terms and conditions of your individual stock option agreement ● Since exercising a stock option may result in an immediate tax liability to you, we urge you to consult with your personal tax / financial advisor when making this decision

22 Stock Options ● Once the transaction closes, t he SPAC shares you receive for your HeartFlow shares will be registered. ● All stockholders will be subject to restrictions on transfers (or “lock up period”) for 180 days following the closing. ● After this period ends, you will be able to sell shares; but if you have material, non - public information (MNPI) about HeartFlow, or the trading window is closed, you may not sell. You will need to comply with the Company’s Insider Trading Policy following the closing. ● Additionally, you should not be trading in shares, units or warrants of Longview or making any recommendations to others to buy or sell securities of Longview. ● Additional info is available in the FAQ and we will be providing future training sessions.

Material Non - Public Information (MNPI) The Two Definitions that Matter: Is it material? Is it non - public? Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security - Any information that could reasonably be expected to affect the stock price is material - Both positive and negative information can be considered material Non - public information is information that is not generally known or available to the public - Information is considered available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully Examples : Financial Results / New product announcements of a significant nature / Sales pipeline size 23

Insider Trading Longview is publicly - traded. Trading the SPAC’s stock on the basis of confidential information or MNPI and/or tipping anyone else, can be considered insider trading Insider trading refers to transactions in a security when the person buying or selling is in position of material non - public information about that security • Insider trading violations also include "tipping" such information - Roughly half of the cases brought by the government involve tipping, rather than direct trading from the insider • Insider trading is highly scrutinized by the SEC The responsibility for avoiding improper trading and violating insider trading laws rests with you • The law applies to anyone who knows MNPI at the time of the trade or “tip” • Even if the “tipper” doesn’t trade, it is still illegal to pass along information or tips • Most cases are based on circumstantial evidence 24

Penalties for Insider Trading • Criminal penalties for insider trading violations include: • Imprisonment for up to 20 years • Criminal fines of up to $5 million • Civil penalties include: • Fines of up to three times the profit gained or loss avoided • The company may also be subject to these consequences, paying significant civil and/or criminal penalties 25

Policies 26

Media Policy Overview Only a designated spokesperson may discuss the company with the media • Any other employee approached for comment or a quote must refer to a spokesperson • In the event of non - intentional disclosure, a spokesperson must immediately be informed • The company spokesperson (CEO) may only provide MNPI if the information is simultaneously disclosed broadly to the public • All press releases are approved in advance • Exclusive stories and interviews to the media of upcoming material events that have not been publicly announced are not permitted without prior approval • Any questions, reach out to Jennie Kim, VP of Marketing or Lance Scott, Chief Commercial Officer 27

Social Media Policy Overview Only designated Marketing team members may post from HeartFlow’s corporate channel Every employee has a personal responsibility to comply with the company’s Social Media Policy, which is designed to reflect its values, principles, and legal requirements • Social media is defined as forms of electronic communication through which users create online communities to share information, ideas, personal messages, and other content • What is said in Social Media has the potential to affect the company’s reputation and / or expose the company (and you) to business or legal risk • Be aware that your material posted on external social media sites, such as Twitter, Facebook, Reddit, Instagram, and LinkedIn, is no longer in the control of you or the company • Any questions, reach out to Jennie Kim, VP of Marketing or Lance Scott, Chief Commercial Officer 28

• Announcement John Stevens • Longview Introduction Larry Robbins • Board of Directors Perspective Bill Weldon • Becoming a Public Company Nicky Espinosa • Material Non - public Information & Insider Trading • Policies • Questions All Agenda 29

Questions? 30

Thank You! Thank You 31 31